RE Investment Corporation and Subsidiary

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations

RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is part of an affiliated group of subsidiaries consolidated with National Rural Electric Cooperative Association (NRECA).

RE Advisers Corporation (RE Advisers), a wholly owned subsidiary, is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. RE Advisers provides investment management and administrative services to Homestead Funds, Inc., an affiliate of NRECA.

In 2015 and 2014, NRECA provided personnel, property and services to RE Investment and RE Advisers (collectively, the Company), at a cost equal to the portion of NRECA's costs that are attributable to the Company.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers. All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis in accordance with accounting standards generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of Federally insured limits; however, the Company does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

Fair Value

Financial instruments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs based on quoted market prices (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own best estimate of what market participants would use in pricing the asset or liability at fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in Homestead Funds, which are mutual funds, and are also classified as trading securities, are considered Level 1, and measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for management fees.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. All costs for property and equipment greater than $2,000 and all costs for leasehold improvements greater than $10,000 with a useful life of more than 1 year when acquired are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining life of the lease at the time of purchase. Software is amortized over its expected useful life, generally five years. When assets are sold or otherwise disposed of, the asset and the related accumulated depreciation and amortization are removed from the accounts, and any remaining gain or loss is included with operations.

Revenue Recognition

Revenues from management fees and administrative fees are recognized in the period in which the service is rendered.

Expenses

Expenses are recognized by the Company during the period in which they are incurred. Expenses paid in advance and not yet incurred are deferred to the applicable period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in a consolidated income tax return filed by NRECA United, Inc., its parent company, and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company has adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for years before 2012.

2. Investments In Homestead Funds

At December 31, 2015 and 2014, RE Advisers held shares in the Homestead Funds, Inc., a related party. These securities are classified as trading securities and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices in active markets and are therefore classified as level 1 in the fair value hierarchy. There were no sales during the years ended December 31, 2015 and 2014, and no purchases, other than reinvestments of distributions. The fair value of RE Advisers' investments in the Funds at December 31, 2015 and 2014, are as follows:

December 31,		2015		2014
Short-Term Government Securities Fund	$	99,436	$	98,984
Small-Company Stock Fund		470,001		495,669
Stock Index Fund		93,882		93,142
International Value Fund		72,767		75,391
Growth Fund		68,391		62,499
Total	$	804,477	$	825,685

3. Deposit In Escrow

At December 31, 2015 and 2014, the Company has placed $150,258 and $150,245, respectively, in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

4. Fixed Assets

Fixed assets consist of the following at:

December 31,	2015		2014
Software	$ 53,725	$	53,725
Furniture	49,439		49,439
Leasehold improvements	49,000		49,000
	152,164		152,164
Less accumulated depreciation and amortization	(96,640)		(77,896)
Fixed assets, net	$ 55,524	$	74,268

5. Investment Management and Administrative Agreements

RE Advisers has entered into investment management or administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Value Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the SEC under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' prospectuses.

For the years ended December 31, 2015 and 2014, the Funds incurred the following management or administrative fees:

December 31,	2015		2014
Daily Income Fund	$ 942,628	$	1,049,974
Short-Term Government Securities Fund	338,226		371,542
Short-Term Bond Fund	3,357,408		3,340,681
Value Fund	4,417,711		4,192,598
Growth Fund	694,621		545,178
Small-Company Stock Fund	9,054,531		7,261,337
International Value Fund	1,530,297		1,643,567
Stock Index Fund	289,108		271,279
	20,624,530		18,676,156
Voluntary and contractual waivers	1,217,560		1,070,169
Net fees	$ 19,406,970	$	17,605,987

RE Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. In 2015 and 2014, RE Advisers voluntarily and temporarily reduced the expense limitation

of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Additionally, in conjunction with a change in subadvisor for the International Value Fund, RE Advisers, pursuant to a contractual waiver, waived from the management fee due to it from the International Value Fund the amount equal to the difference in the fee it would have paid the previous subadvisor and the fee it paid the temporary subadvisor beginning September 7th, 2015 through January 14, 2016. Pursuant to the expense limitation agreements and additional voluntarily waivers, $1,217,560 and $1,070,169 of management fees were waived from the Funds for the years ended December 31, 2015 and 2014, respectively. Additionally RE Advisers reimbursed $86,444 and $150,822 in fees for the Daily Income Fund in 2015 and 2014, respectively, which is included in other expenses in the consolidated statements of operations.

At December 31, 2015 and 2014, the Funds owed $1,998,097 and $1,924,007, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2015 and 2014, RE Advisers' receivables from these companies were $53,238 and $53,771, respectively. Management fee income from these agreements was $212,853 and $205,309 for the years ended December 31, 2015 and 2014, respectively.

6. Regulatory Requirements

RE Investment is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had regulatory net capital of $13,700,615 and a regulatory net capital requirement of $87,108. The Company's ratio of aggregate indebtedness to regulatory net capital was .1 to 1 at December 31, 2015. On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2015.

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 13,730
Plus cash balance of subsidiary	15,116,681
Less liabilities of subsidiary	(1,429,796)
Net capital per above	$ 13,700,615

RE Investment operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

7. Income Taxes

At December 31, 2015 and 2014, there was a deferred tax liability of $123,171 and $145,671, respectively, related to the tax effect of unrealized (losses) gains on investments in mutual funds.

For the years ended December 31, 2015 and 2014, the provision for income taxes consists of:

	2015	2014
Current tax expense	$ 2,761,329	$ 2,279,047
Deferred tax expense	(22,500)	11,646
Provision for income taxes	**$ 2,738,829**	**$ 2,290,693**

The Company's effective tax rate for the years ended December 31, 2015 and 2014 was 39.49% and 38.23%, respectively. The provision for income taxes results in effective tax rates that differ from the federal statutory rates. The reconciliation of the Company's reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory tax rates to income was:

December 31,	2015	2014
Federal income tax provision, at statutory rate	34.00%	34.00%
State tax provision, net of federal benefit	6.23%	6.03%
Non-deductible expenses and other	-0.74%	-1.80%
Effective income tax rate	**39.49%**	**38.23%**

8. Related Parties

At December 31, 2015 and 2014, the Company owed its parent, NRECA, $763,245 and $1,032,084, respectively, for monthly services as described in Note 1 and other monthly operating expenses.

Per the investment management or administrative agreements between RE Advisers and each Homestead Fund, RE Advisers agrees to provide the officers to the Homestead Funds, in addition to providing investment management and other administrative services. RE Advisers provides to the Homestead Funds the CEO, as well as other officers who also serve as officers of RE Advisers. In exchange for these services, the Homestead Funds paid RE Advisers an investment management or administrative fee in 2015 and 2014 as explained in note 5.

9. RE Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary RE Advisers as of December 31, 2015 and 2014:

December 31,	2015	2014
Assets	$ 18,278,629	$ 15,389,548
Stockholder's equity	$ 16,848,833	$ 12,675,447

Notes to Consolidated Financial Statements

As of December 31, 2015, the $16,848,833 of stockholder's equity and $1,429,796 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $13,686,885 and $82,108, respectively. As of December 31, 2014, the $12,675,447 of stockholder's equity and $2,714,101 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $9,588,798 and $166,229, respectively.

10. Subsequent Events

The Company evaluated subsequent events through February 23, 2016, which is the date the consolidated financial statements were issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.